Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

February 23, 2014

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the End of Employment Relationship with an External Director

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Nadine Baudot-Trajtenberg

ID Number: 011907425

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: External Director

3. Tenure:

Beginning Date: December 5, 2012

Ending Date: February 28, 2014

4. To the best of the Company’s knowledge the resignation does not involve circumstances that should be brought to the knowledge of the Company’s securities holders.

5. Way of Termination: Resignation.

6. The director will not serve in any alternative position at the Company.

7. The director served on the Audit Committee and the Compensation Committee of the Company.

8. The director will not be considered to be an interested party after her resignation.

9. The director was deemed to hold accounting and financial expertise.

10. Ms. Baudot-Trajtenberg is resigning following the approval by the Israeli government of her appointment as deputy governor of the Bank of Israel, which will take effect on March 2, 2014.

11. Following the director’s resignation, is there still a majority of independent directors on the board of directors: yes.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.